                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.  1 )*


                             Media Arts Group, Inc.
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                               (NAME OF ISSUER)

                                  Common Stock
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                        (TITLE OF CLASS OF SECURITIES)

                                  58439 C 10 2
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                                (CUSIP NUMBER)

   Sue Edstrom, 521 Charcot Ave, San Jose, California 95131   (408) 922-1577
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 4, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

CUSIP No.    58439 C 10 2                      Page     2     of    7      Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Thomas Kinkade
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

               PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                           0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            3,287,543
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                          0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                       3,287,543
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,287,543
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                SCHEDULE 13D

CUSIP No.    58439 C 10 2                      Page      3    of    7      Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nanette Kinkade
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

               PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                           0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            3,287,543
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                          0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                       3,287,543
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,287,543
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned reporting persons to amend the Schedule 13D filed on November 15, 1995 (the "Schedule 13D" ( and pursuant to Rule 101(a)(2)(ii) of regulation S-T, restates the Schedule 13D in its entirety)), relating to the common stock, par value $0.01 per share of Media Arts Group, Inc., a Delaware corporation.

ITEM 1:          SECURITY AND ISSUER

                 This statement relates to shares of Common Stock par value of $0.01 per share, of Media Arts Group, Inc., a Delaware
                 Corporation (the "Issuer").   The address of Issuer's
                 principal executive offices is 521 Charcot Avenue, San Jose, California 95131.

ITEM 2:          IDENTITY AND BACKGROUND

         (a) The names of the persons filing are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

         (b) The address if the principal business office of each Reporting Person is 521 Charcot Ave. San Jose, California 95131.

         (c) Thomas Kinkade is the Art Director and a Board Member of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

         (d) Neither Reporting Person has been convicted in any criminal proceedings during the past five years.

         (e) Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

         (f)     Thomas Kinkade and Nanette Kinkade are United States Citizens.

ITEM 3:          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Since filing the Schedule 13D on November 15, 1995, on March 4, 1997, in consideration for receipt of the 24,500 shares of the Issuer's Common Stock from Robert Wallace, Thomas Kinkade deemed satisfied and canceled a promissory note held beneficially by him issued by Robert Wallace on January 3, 1993, in original aggregate principal amount of $134,750 bearing interest at a rate of 6% per annum. Thomas Kinkade and Nanette Kinkade jointly hold record title and beneficial ownership to such 24,500 shares.

ITEM 4:          PURPOSE OF TRANSACTION

                 The transactions described in Item 3 were consummated for investment purposes. The terms and provisions of the Stock Transfer Agreement effecting the transactions described therein (a copy of which is attached as Exhibit 2 hereto) are hereby incorporated by reference into this Item 4.

ITEM 5:          INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, jointly owned by Thomas Kinkade and Nanette Kinkade is 3,287,543, which represents 25.8% of the shares of Issuer's Common Stock outstanding.

         (b) Neither Thomas Kinkade nor Nanette Kinkade has any shares as to which he or she has sole power to vote or to direct the vote of such shares.



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                 Thomas Kinkade and Nanette Kinkade have 3,287,543 shares as to which they have shared voting power to vote or to direct the vote of such shares.

                 Neither Thomas Kinkade nor Nanette Kinkade has any shares to which he or she has sole power to dispose or to direct the disposition of such shares.

                 Thomas Kinkade and Nanette Kinkade have 3,287,543 shares as to which they have shared power to dispose or to direct the disposition of such shares.

         (c) Except as set forth in Items 4 and 5, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

         (d)     Not applicable

         (e)     Not applicable

ITEM 6:          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                 The information set forth in Item 3, Item 4 and Item 5 above and the Stock Transfer Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this
                 Item 6. Thomas Kinkade and Nanette Kinkade are married and residents of the State of California, which is a community property state.

ITEM 7:          MATERIALS TO BE FILED AS EXHIBITS.


                 Exhibit 1. Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade.


                 Exhibit 2. Stock Transfer Agreement entered into as of March 4, 1997 by and among Robert Wallace, Kenneth E.
                 Raasch and Thomas Kinkade
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After  reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 5, 1997





/s/ Thomas Kinkade
------------------------------------
Thomas Kinkade



/s/ Nanette Kinkade
------------------------------------
Nanette Kinkade


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                                 EXHIBIT INDEX

Exhibit
  No.                                Document


   1 Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade

   2 Stock Transfer Agreement entered into as of March 4, 1997 by and among Robert Wallace, Kenneth E. Raasch and Thomas Kinkade